# SEC Schedule 13G/A (Amendment No. 6) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Pacific Gas & Electric Company, CIK 0000075488
CUSIP: 694308206
Title of class of securities: First Preferred Stock, cumulative, par value $25.00 per share
Address of issuer's principal executive offices: 300 Lakeside Drive, Oakland, California (CA), 94612
Date of event which requires filing of this statement: 09/30/2025
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001193125-19-030386
Filed by CIK 0001266227

## Reporting persons
- Stonehill Capital Management LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 816,943; sole dispositive power 0; shared dispositive power 816,943; aggregate amount beneficially owned 816,943 (7.9% of the class)
- Stonehill Institutional Partners, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 480,247; sole dispositive power 0; shared dispositive power 480,247; aggregate amount beneficially owned 480,247 (4.7% of the class)
- John Motulsky: type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 816,943; sole dispositive power 0; shared dispositive power 816,943; aggregate amount beneficially owned 816,943 (7.9% of the class)
- Jonathan Sacks: type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 816,943; sole dispositive power 0; shared dispositive power 816,943; aggregate amount beneficially owned 816,943 (7.9% of the class)
- Michael Thoyer: type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 816,943; sole dispositive power 0; shared dispositive power 816,943; aggregate amount beneficially owned 816,943 (7.9% of the class)
- Michael Stern: type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 816,943; sole dispositive power 0; shared dispositive power 816,943; aggregate amount beneficially owned 816,943 (7.9% of the class)
- Samir Arora: type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 816,943; sole dispositive power 0; shared dispositive power 816,943; aggregate amount beneficially owned 816,943 (7.9% of the class)
- Garrett Zwahlen: type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 816,943; sole dispositive power 0; shared dispositive power 816,943; aggregate amount beneficially owned 816,943 (7.9% of the class)
- Peter Sisitsky: type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 816,943; sole dispositive power 0; shared dispositive power 816,943; aggregate amount beneficially owned 816,943 (7.9% of the class)

## Item 1. Issuer
Name of issuer: Pacific Gas & Electric Company
Address of issuer's principal executive offices: 300 Lakeside Drive, Oakland, California 94612

## Item 2. Person Filing
Name of person filing:
This amended Schedule 13G is being filed on behalf of the following persons (the "Reporting Persons") with respect to shares of First Preferred Stock cumulative, par value $25.00 per share, with the CUSIP numbers 694308206, 694308404, 694308503, 694308602, 694308701, 694308800, 694308305 and 694308883 (the "First Preferred Stock") of Pacific Gas and Electric Company (the "Issuer"):

(i) Stonehill Capital Management LLC ("Management")
(ii) Stonehill Institutional Partners, L.P. ("Fund")
(iii) John Motulsky ("Motulsky")
(iv) Jonathan Sacks ("Sacks")
(v) Peter Sisitsky ("Sisitsky")
(vi) Michael Thoyer ("Thoyer")
(vii) Michael Stern ("Stern")
(viii) Samir Arora ("Arora")
(ix) Garrett Zwahlen ("Zwahlen")
Address of principal business office or, if none, residence: c/o Stonehill Capital Management LLC, 320 Park Avenue, 26th Floor, New York, NY 10022
Citizenship: Management is a Delaware limited liability company. Fund is a Delaware limited partnership. Each of Motulsky, Sacks, Sisitsky, Thoyer, Stern, Arora and Zwahlen is a United States citizen.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: The information set forth on rows 5-9 of the cover pages of this Schedule 13G is hereby incorporated by reference into this Item 4(a). The amounts of securities reported as beneficially owned on this Schedule 13G are the number of shares of First Preferred Stock that may be deemed to be beneficially owned by the Reporting Persons. The beneficial ownership information represents various series of the First Preferred Stock.
Percent of class: The information set forth on row 11 of the cover pages of this Schedule 13G is hereby incorporated by reference into this Item 4(b). The percentages set forth on the cover pages are based on an aggregate of 10,319,782 shares of First Preferred Stock outstanding.
Sole power to vote or to direct the vote: The information set forth on row 5 of the cover pages of this Schedule 13G is hereby incorporated by reference into this Item 4(c)(i).
Shared power to vote or to direct the vote: The information set forth on row 6 of the cover pages of this Schedule 13G is hereby incorporated by reference into this Item 4(c)(ii).
Sole power to dispose or to direct the disposition: The information set forth on row 7 of the cover pages of this Schedule 13G is hereby incorporated by reference into this Item 4(c)(iii).
Shared power to dispose or to direct the disposition: The information set forth on row 8 of the cover pages of this Schedule 13G is hereby incorporated by reference into this Item 4(c)(iv).

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
99.1 Joint Filing Agreement

## Signatures
- Stonehill Capital Management LLC: /s/ Paul D. Malek, Paul Malek, An Authorized Signatory of a Member (11/14/2025)
- Stonehill Institutional Partners, L.P.: /s/ Paul D. Malek, Paul D. Malek, An Authorized Signatory of Stonehill General Partner, LLC, its general partner (11/14/2025)
- John Motulsky: /s/ Paul D. Malek, Paul D. Malek, Attorney-in-Fact for John Motulsky (11/14/2025)
- Jonathan Sacks: /s/ Paul D. Malek, Paul D. Malek, Attorney-in-Fact for Jonathan Sacks (11/14/2025)
- Michael Thoyer: /s/ Paul D. Malek, Paul D. Malek, Attorney-in-Fact for Michael Thoyer (11/14/2025)
- Michael Stern: /s/ Paul D. Malek, Paul D. Malek, Attorney-in-Fact for Michael Stern (11/14/2025)
- Samir Arora: /s/ Paul D. Malek, Paul D. Malek, Attorney-in-Fact for Samir Arora (11/14/2025)
- Garrett Zwahlen: /s/ Paul D. Malek, Paul D. Malek, Attorney-in-Fact for Garrett Zwahlen (11/14/2025)
- Peter Sisitsky: /s/ Paul D. Malek, Paul D. Malek, Attorney-in-Fact for Peter Sisitsky (11/14/2025)
Comment: The Reporting Persons disclaim beneficial ownership in the shares reported herein except to the extent of their pecuniary interest therein, and this report shall not otherwise be deemed an admission that any of them is the beneficial owner of such securities for purposes of Section 13(d) or Section 16 of the Securities Exchange Act of 1934, as amended, or for any other purposes